November 17, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Noble Midstream Partners LP (the “Partnership”)
Registration Statement on Form S-1 (File No. 333-207560)

Ladies and Gentlemen:

As representatives of the several underwriters of the Partnership’s proposed public offering of up to 14,375,000 common units representing limited partner interests in the Partnership, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (EST) on November 19, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Partnership’s Preliminary Prospectus dated November 12, 2015, through the date hereof:

Preliminary Prospectus dated November 12, 2015:

6,299 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(Signature Page Follows)

Very truly yours,

BARCLAYS CAPITAL INC.
ROBERT W. BAIRD & CO. INCORPORATED
J.P. MORGAN SECURITIES LLC
As Representatives of the several Underwriters

By: BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale

Name:	Victoria Hale
Title:	Vice President

By: ROBERT W. BAIRD & CO. INCORPORATED

By:	/s/ Curtis Goot

Name:	Curtis Goot
Title:	Managing Director

By: J.P. MORGAN SECURITIES LLC

By:	/s/ Yaw Asamoah-Duodu

Name:	Yaw Asamoah-Duodu
Title:	Managing Director